April 11, 2011
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington D.C. 20549-1004
Gentlemen:
Pursuant to regulations of the Securities and Exchange Commission submitted herewith for filing on behalf of KB Home is its Quarterly Report on Form 10-Q for the quarter ended February 28, 2011.
This filing is being effected by direct transmission to the Commission’s EDGAR system.
Very Truly Yours,

/s/ William R. Hollinger William R. Hollinger
Senior Vice President and Chief Accounting Officer